Exhibit 99.1

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Name of entity
BENITEC BIOPHARMA LIMITED
ABN	Quarter ended (“current quarter”)
64 068 943 662	31 December 2017

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities	81	107
1.1	Receipts from customers
1.2	Payments for	(1,914)	(2,886)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	-	-
	(d) leased assets	-	-
	(e) staff costs	(1,262)	(2,532)
	(f) administration and corporate costs	(1,325)	(1,903)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	47	132
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (refund of CRO prepayment)	-	109
1.9	Net cash from / (used in) operating activities	(4,373)	(6,973)

+ See chapter 19 for defined terms.
01/09/2016	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

2.	Cash flows from investing activities	(39)	(79)
2.1	Payments to acquire:
(a) property, plant and equipment
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) property, plant and equipment
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (security deposits)	-	-
2.6	Net cash from / (used in) investing activities	(39)	(79)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (capital raising cost)	-	-
3.10	Net cash from / (used in) financing activities	-	-

+ See chapter 19 for defined terms.
Appendix 4C Page 2	01/09/2016

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period	14,699	17,375
4.1	Cash and cash equivalents at beginning of quarter/year to date
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,373)	(6,973)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(39)	(79)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	(16)	(52)
4.6	Cash and cash equivalents at end of quarter	10,271	10,271

* In addition to the cash on hand at the end of the quarter, the Company received on January 23, 2018 $4.112m, being the Research & Development refundable tax offset for the year ended June 30, 2017.

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	3,245	3,673
5.2	Call deposits	7,026	11,026
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	10,271	14,699

* In addition to the cash on hand at the end of the quarter, the Company received on January 23, 2018 $4.112m, being the Research & Development refundable tax offset for the year ended June 30, 2017.

+ See chapter 19 for defined terms.
01/09/2016	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

6.	Payments to directors of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to these parties included in item 1.2	77
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	nil
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Payments related to directors’ fees ($77k) and payments to related party (0.3k)

7.	Payments to related entities of the entity and their associates	Current quarter $A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	9
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
Annabel West, the wife of Greg West, our Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of 9k for December quarter.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4	Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

+ See chapter 19 for defined terms.
Appendix 4C Page 4	01/09/2016

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

9.	Estimated cash outflows for next quarter	$A’000
9.1	Research and development	2,615
9.2	Product manufacturing and operating costs	-
9.3	Advertising and marketing	-
9.4	Leased assets	-
9.5	Staff costs	1,143
9.6	Administration and corporate costs	994
9.7	Other (provide details if material)	179
9.8	Total estimated cash outflows	4,931

* Research and Development costs comprise several payments including large one off payments. The timing of these payments has inherit uncertainty and actual payment timings may differ from the forecast period. Changes in the expected timing of these payments may materially affect forecast quarterly cashflows.

10.	Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)	Acquisitions	Disposals
10.1	Name of entity	N/A	N/A
10.2	Place of incorporation or registration	N/A	N/A
10.3	Consideration for acquisition or disposal	N/A	N/A
10.4	Total net assets	N/A	N/A
10.5	Nature of business	N/A	N/A

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:		Date:	30 January 2018
(Director/Company secretary)

Print name:	Greg West

+ See chapter 19 for defined terms.
01/09/2016	Appendix 4C Page 5

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.	If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.
Appendix 4C Page 6	01/09/2016